

February 24, 2012

Via E-mail
Craig R. Herkert
Chief Executive Officer
SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, MN 55344

> **Re:** **SUPERVALU INC.**
> **Form 10-K for Fiscal Year Ended February 26, 2011**
> **Filed April 21, 2011**
> **Form 10-Q for Fiscal Quarter Ended December 3, 2011**
> **Filed January 12, 2012**
> **File No. 001-05418**

Dear Mr. Herkert:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 26, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 19

1. We note your disclosure regarding the challenging economic environment in fiscal 2011 and you expect certain trends relating to consumer confidence and spending to continue. Further, we note the $7 billion, or 16% decline in net sales since fiscal 2009. Expand your disclosure to provide investors a more robust discussion of the actions being implemented to address the decline in net sales as well as your overall

cost reductions efforts. Please also discuss the impact you expect factors such as inflation will have on your results of operations and overall liquidity in future periods. Refer to Item 303(a) (3) of Regulation S-K.

Comparison of Fifty-two weeks ended February 26, 2011 (fiscal 2011) with Fifty-two weeks ended February 27, 2010 (fiscal 2010), page 19

2. We note your disclosure of the change in net sales and selling, general and administrative expenses along with the business reasons that contributed to the change. However, you generally do not quantify the dollar amount for the reasons provided. For example, you disclose the decrease in net sales in the retail food segment for fiscal 2011 is due to 1) negative identical store retail growth and 2) the impact of store dispositions, but you do not quantify for investors the amount of the decrease that is related to store dispositions. Further, you should explain specifically how customer counts and transaction price contributed to the decline in retail food sales. Similarly, please also quantify the dollar amount for each major reason contributing to the change in the line item selling, general and administrative expenses, especially your employee-related expenses. In this regard, we note the significant increase in your net periodic benefit cost over the past three fiscal years. Refer to Item 303(a) (3) of Regulation S-K.

3. Please revise to analyze cost of sales line item in your results of operations discussion. We note cost of sales is a material component of your operating expenses and a discussion and analysis of this line item will provide investors with the information to better understand your results of operations as a whole. Please provide us your proposed disclosure in the response.   Please also ensure that the proposed disclosure provides the underlying reasons/drivers for any material changes. For example, in addition to quantifying the impacts resulting from changes in price and volume, please further explain their underlying substantive reasons behind these changes. Lastly, tell us what consideration you have given to discussing any material changes in your supply contracts.

Critical Accounting Policies, page 23

Goodwill and Intangible Assets with Indefinite Useful Lives, page 25

4. You indicate that your reporting units are the operating segments of the business which consist of traditional retail stores, hard-discount stores, and supply chain services. Tell us and disclose how you determined your reporting units, the number of reporting units you have, and how goodwill was allocated to these reporting units. Please note a reporting unit is an operating segment or one level below an operating segment, a component.

5. Refer to page 6 of your response letter to the Staff dated December 17, 2008 where you discuss the aggregation of five operating segments into your retail food reportable segment. We assume you are testing your retail goodwill at these five separate operating segment levels. If not, then advise. Refer to FASB ASC 350-20-35-38.

6. Refer to your statement where you state that the fair value of your supply chain services' goodwill exceeded its $710 carrying amount by greater than 5%. Tell us and disclose this information for each reporting unit.

7. Revise your disclosure to provide sensitivity analysis with respect to the major assumptions used to test goodwill for recoverability.

Benefit Plans, page 26

8. We note your assumption for the expected long-term rate of return on plan assets is 7.75% for fiscal 2011 compared to the actual 10-year average rates of return on pension plan assets of 5% and 4% for fiscal years 2011 and 2010, respectively. Given the significant variance between your actual 10-year average rates of return experience and the assumed expected long-term rate of return of 7.75% we believe you should tell us and disclose why you believe the assumption is reasonable. Refer to FASB ASC 715-30-35-47.

Liquidity and Capital Resources, page 28

9. Explain to us, and disclose in your future filings, how you determine your annual contribution to your defined benefit pension plan.

Consolidated Statements of Cash Flows, page 38

10. Tell us and disclose the effect of your employee benefit plan costs and funding payments on your consolidated statements of cash flows for the past three fiscal years ended February 26, 2011. If you anticipate employee benefit costs and funding payments will be material to your future cash flows, then separately disclose the effects of such amounts on your consolidated statements of cash flows.

Note 12 – Benefit Plans, page 55

11. Please tell us and disclose how you calculate the market related value of plan assets as that term is defined in FASB ASC 715-30-20.

12. Tell us how you calculated the expected return on plan assets of $142 million used to determine your net periodic benefit income of $5 million in fiscal 2009. In this regard, we could not recalculate the fiscal 2009 expected return on plan assets.

Lastly, explain to us if you changed the method used to determine the market related value of plan assets in fiscal 2009.

Note 13 – Commitments, Contingencies and Off-Balance Sheet Arrangements, page 62

13. We note your disclosures in both your Form 10-K and quarterly periodic reports regarding various legal proceedings and litigation matters you are exposed to. We also note that in all of these situations, you have not clearly disclosed either: (i) the possible loss or range of loss; or (ii) a statement that an estimate of the loss cannot be made. The disclosure requirements of FASB ASC 450 state that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated and accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, your disclosure appears to indicate that in instances where an accrual may have been recorded as all of criteria in FASB ASC 450-20-25-2 have been met, you have not disclosed whether an accrual was made or the amount of the accrual which may be necessary in certain circumstances, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for your litigation matters. For contingencies and litigation matters you discuss, please revise your disclosures beginning in your Form 10-K for the fiscal year ending February 25, 2012 to include all of disclosures required by paragraphs 3-5 of FASB ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that you do not believe the ultimate resolution of the legal proceedings will have a material adverse effect on your financial condition, results of operations or cash flows satisfies the criteria in FASB ASC 450.

Note 14 – Segment Information, page 63

14. You disclose your business is classified by management into two reportable segments. We also note that you have identified three reporting units for the purpose of measuring the recoverability of goodwill. Further, you state on page 25 that your reporting units are the operating segments. Please explain to us the extent you considered whether these three operating segments represent reportable segments. Please provide us with your analysis under ASC 280 that supported disclosing all operations as two reportable segments. Please include the following information in your response:

- the operating segments you have identified in accordance with FASB ASC 280-10-50-1 through 50-9,

- the factors used to identify reportable segments,

- your basis for aggregating identified operating segments into a two reportable segments given the aggregation criteria in FASB ASC 280-10-50-11 and quantitative thresholds in FASB ASC 280-10-50-12.

- how the aggregation of all of your operations into two reportable segments complies with the aggregation criteria, and

- the process through which your chief operating decision maker reviews information to make decisions about resources to be allocated to your segments and assess their performance.

Form 10-Q for Fiscal Quarter Ended December 3, 2011

Notes to Condensed Consolidated Financial Statements, page 7

Note 2- Goodwill and Intangible Assets, page 9

15. We note your disclosure that as a result of a significant and sustained decline in your market capitalization and updated discounted future cash flows you completed a preliminary impairment review. As a result of the review, you recorded preliminary impairment charges of $907 million, comprised of $661 million of goodwill and $246 million of intangible assets with indefinite lives and planned to finalize the review during the fourth quarter of fiscal 2012. Also, it appears the trading price of your common stock price has declined further during the fourth quarter of fiscal 2012 and your market capitalization is approximately $1.4 billion as of February 22, 2012. In this regard, provide us with the final results of your impairment review of goodwill and intangible assets with indefinite lives. Please also provide us with the basis for the key assumptions used and any other significant factors affecting your conclusion. Refer to FASB ASC 350-20-35-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief